UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

INVUITY, INC.

(Name of Subject Company (Issuer))

ACCIPITER CORP.

a wholly-owned subsidiary of

STRYKER CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

46187J205

(CUSIP Number of Class of Securities)

Michael Hutchinson

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

(269) 385-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$189,608,432.16	$23,606.25

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 24,073,678 shares of common stock, par value $0.001 per share, of Invuity, Inc. ( “Invuity”) multiplied by the offer price of $7.40 per share, (ii) 917,512 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $7.40 per share and (iii) the net offer price for 1,566,536 shares issuable pursuant to outstanding options with an exercise price less than $7.40 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $7.40 minus such applicable strike price). The calculation of the filing fee is based on information provided by Invuity as of September 7, 2018.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$23,606.25
Form or Registration No.:	Schedule TO-T
Filing Party:	Stryker Corporation
Date Filed:	September 24, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 24, 2018 (together with any amendments and supplements thereto, the “Schedule TO”) by Accipiter Corp. (“Purchaser”), a Delaware corporation, and Stryker Corporation (“Stryker”), a Michigan corporation. The Schedule TO relates to the tender offer by Purchaser, a wholly-owned subsidiary of Stryker, and Stryker, for all of the outstanding shares of common stock, par value $0.001 per share, of Invuity, Inc. (“Invuity”), a Delaware corporation, at a price of $7.40 per share, paid to the seller in cash, without interest, subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated September 24, 2018 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment is being filed on behalf of Stryker and Purchaser.

The information set forth in the Offer to Purchase, including Annex I thereto, and the related Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 9; Item 11.

The information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Legal Matters” and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph at the end of such section of the Offer to Purchase:

“Securityholder Litigation. Invuity is aware of three class action lawsuits filed in connection with the Merger Agreement and the transactions contemplated thereby. The first complaint, captioned Hercules Hurtado v. Invuity, Inc., et al., Case No. 3:18-cv-05920, was filed in the United States District Court for the Northern District of California on September 26, 2018. The second complaint, captioned Adam Franchi v. Invuity, Inc., et al. (the “Franchi Complaint”), was filed in the United States District Court for the District of Delaware on September 28, 2018. These complaints allege claims under Section 14(a) of the Exchange Act, generally challenging the adequacy of the disclosures in Invuity’s Schedule 14D-9. Both cases also involve “control-person” claims against Invuity’s directors, and the Franchi Complaint involves “control-person” claims against Stryker.

The third complaint, captioned Connor Kilp v. Invuity, Inc., et al., Case No. CGC-18-570154, was filed in the San Francisco County Superior Court of California on September 27, 2018. Plaintiffs in that case allege that the members of Invuity’s board of directors breached their fiduciary duties by approving of and entering into the Merger Agreement and that the Offer Price was inadequate. The plaintiffs further allege that the members of Invuity’s board of directors breached their fiduciary duties by making inadequate disclosures in connection with the transaction.

All of the complaints seek, among other things, to enjoin the proposed transaction, rescission of the proposed transaction should it be completed, and damages.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2018

ACCIPITER CORP.

By:	/s/ Dean H. Bergy
Name:	Dean H. Bergy
Title:	Vice President and Secretary

STRYKER CORPORATION

By:	/s/ Glenn S. Boehnlein
Name:	Glenn S. Boehnlein
Title:	Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 24, 2018.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement as published in The New York Times on September 24, 2018.*

(a)(1)(F)	Press Release issued by Stryker Corporation and Invuity, Inc., dated September 11, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the Securities and Exchange Commission on September 11, 2018).*

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of September 10, 2018, by and among Stryker Corporation, Accipiter Corp. and Invuity, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Invuity, Inc. with the Securities and Exchange Commission on September 11, 2018).*

(d)(2)	Confidential Disclosure Agreement, dated as of July 31, 2018 by and between Stryker Corporation and Invuity, Inc.*

(d)(3)	Form of Tender Agreement (incorporated by reference to Exhibit 99.2 filed by Invuity, Inc. on September 11, 2018).*

(g)	None.

(h)	None.

(g)	None.

(h)	None.

*	Previously Filed